02055209

Deutsche Bank

Oct. 3, 2002

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Menzies Gold - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Menzies Gold, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Menzies Gold. The SEC file number relating to such exemption is 82-4536.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g). I have provided a SASE for that purpose.

Thank you.

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

Sincerely,

P. Martin

Paul Martin
Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
As ADR Depositary

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 04 2002
WASH. D.C. 155

Attached:

- Renegotiation of Liability/ Capital Raising
- 2002 Annual Report
- Request of ASX for Securities Trading Hault
- Change of Registered Office and Principal Place of Business

dlw 10/8

18 September 2002

The Manager
Australian Stock Exchange Ltd
Level 4, 20 Bridge Street
Sydney, NSW 2000

Dear Sir

CHANGE OF REGISTERED OFFICE AND PRINCIPAL PLACE OF BUSINESS

Menzies Gold Limited advises that it has changed its registered office and principal place of business to:

Address:	122 Kewdale Road, Kewdale, Western Australia
Telephone:	(08) 9353 7200
Fax:	(08) 9353 7222

Yours faithfully

[redacted]

Paul Ingram
Managing Director

MENZIES GOLD LTD A.C.N. 009 075 861
122 Kewdale Road, Kewdale, Western Australia 6105, AUSTRALIA
Phone (61-8) 9353 7200 Fax (61-8) 9353 7222
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au

MENZIES GOLD

12 September 2002

Ms Marian Tang
Australian Stock Exchange Ltd
2 The Esplanade
PERTH, W.A. 6000

By Facsimile: 9221 2020

Dear Madam

SECURITIES TRADING HALT

Menzies Gold Ltd hereby seeks a trading halt for the period up to the close of trading on Friday, 13 September 2002.

The Company refers to its liability of $1,800,000 with respect to the acquisition of the share capital of King Solomon Mines Ltd ("KSM"). Up to $900,000 of the liability amount can be settled by an issue of shares, with the remainder payable in cash on Monday, 16 September 2002. The Directors are currently in the process of:

a. negotiating with the vendors of KSM for a deferral of payment of a part or the whole of the cash amount; and

b. negotiating with prospective investors for raising of new capital.

As these negotiations are incomplete, the Company is currently not in a position to provide any further information as to how the two matters may eventually be concluded.

The Company expects that it will be in a position to make an announcement with respect to these matters before commencement of trading on Monday, 16 September 2002.

The Company is not aware of any reason why the trading halt should not be granted.

Yours faithfully

Paul Ingram
Managing Director

MENZIES GOLD LTD A.C.N. 009 075 861
30 Ledgar Road Balcatta WA 6021 AUSTRALIA
Phone (61-8) 9240 2100 Fax (61-8) 9240 2156
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au

MENZIES GOLD

16 September 2002

The Manager
Australian Stock Exchange Ltd
Level 4, 20 Bridge Street
Sydney, NSW 2000

Dear Sir

RENEGOTIATION OF LIABILITY / CAPITAL RAISING

Liability with Respect to the Acquisition of King Solomon Mines Ltd ("KSM")

Menzies Gold Ltd refers to its previous announcements regarding its liability of $1.8 million to the vendors of its wholly owned subsidiary, KSM. The Company has made an election to settle one half ($900,000) of the liability amount by an issue of 18,947,368 shares at an issue price of 4.75 cents per share (shareholder approval will be sought for the allotment of these shares by 31 October 2002).

It has also secured agreement for the deferral of part of the remaining $900,000 liability, which is payable in cash. An amount of $272,323 is payable immediately, with the remainder payable in two instalments of $317,999 in December 2002 and $ 309,678 in March 2003 respectively. The deferred instalments will be subject to interest at the rate of 12% per annum. The Company confirms that the amount of $272,323 will be settled by payment today from operational cashflow.

Capital Raising

The Directors plan to issue up to 30 million new shares at an issue price of 4 cents each to raise up to $1.2 million. The funds will be used to:

- complete the acquisition of additional plant and equipment for the Murchison mine operations;
- commence studies for the development of the Deflector property, particularly with respect to plant upgrades that will be necessary for ore treatment;
- part settle the liability to KSM vendors; and
- augment general working capital.

Yours faithfully

Paul Ingram

Paul Ingram
Managing Director

MENZIES GOLD LTD A.C.N. 009 075 861
30 Ledgar Road Balcatta WA 6021 AUSTRALIA
Phone (61-8) 9240 2100 Fax (61-8) 9240 2156
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au